Exhibit 99.1

STONECO RELEASES TEACH-IN PAPER ABOUT THE NEW DYNAMICS OF REGISTRATION OF RECEIVABLES IN BRAZIL

São Paulo, Brazil, August 25, 2021 - StoneCo Ltd. (Nasdaq: STNE) (“Stone”) today released a teach-in to explain the dynamics of the new registration of receivables in Brazil and its implications to the payments industry and Stone’s business.

We have received many questions around the implementation of the new registry of receivables in Brazil and we think it is important to provide our views given how complex and technical the matter is.

We believe that over the medium and long term, the subject should have a very positive impact for both the Brazilian society and our business.

Overview

We discuss four main topics here: (1) the dynamics of card receivables being used as collateral in Brazil; (2) the new framework set in place on June 7, 2021; (3) the operational challenges of the new framework; and (4) the implications for Stone’s credit business.

1. Dynamics of Card Receivables Used as Collateral in Brazil

The Brazilian market is going through a significant transition adjusting to the new dynamics of registration of card receivables.

●	Prior to June 7, 2021, the market operated under Resolution No. 4,707 of the National Monetary Council and Rule No. 3,924 from the Central Bank (the “Transitory Rules”).

●	On June 7, 2021, the market switched to the current regulatory framework under Resolution No. 4,734 of the National Monetary Council and Circular No. 3,952 of the Central Bank (the “New Regulatory Framework”).

In order to understand the situation, we believe it is useful to recap what were the rules before June 7, and what motivated the regulatory changes between the Transitory Rules and New Regulatory Framework.

Under the prior Transitory Rules, a merchant could use its current and future receivables (cash flows generated from its credit card transactions) of a specific card network, such as Visa or Mastercard, as collateral for loans from a financial institution. It worked as follows:

(i)	Creating collaterals and “the lock” of receivables. When entering into a loan agreement with a merchant, a financial institution sets performed and future receivables as collateral for the loan and determines the appropriate bank account in which the cash flows from those assets should be settled by the merchant's card acquirer. This was called “the lock” of receivables, because it was locking those cash flows to a specific bank account.

(ii)	Benefits of “the lock”: by determining the bank account to which a merchant had to settle its card transactions, the financial institution had three benefits:

a.	It secured the repayment of the loan even when the merchant changed acquirers;

b.	It provided full visibility (and access to, in case of credit deterioration) to the guarantee;

c.	It was quite simple to operate:

i.	To extend credit and execute the lock, a financial institution just needed to contractually set the guarantees through a fiduciary assignment of receivables and verify whether a merchant’s cash flows from a specific card network were already locked or not.

ii.	If a merchant’s cash flow was not already locked, a financial institution could formalize guarantees, extend credit and lock the flow of receivables. If the cash flows were locked, the financial institution could easily understand that those guarantees were already given to other institutions and therefore the loan could not be backed by those receivables. The status of a merchant’s available cash flows was binary and the setup was technically simple.

(iii)	Limitations of the Transitory Rule:

a.	The first limitation relates to the effectiveness of the lock, which resulted in some fragility within the collateralization process. Under the Transitory Rules, card acquirers and sub-acquirers could choose the process through which they would receive information about guarantees and the lock, either through:

i.	the interconnected systems of CERC and CIP, who were the two players designated to provide the service of keeping track of credit guarantees and locks through a centralized system, giving publicity about them; or

ii.	separate bilateral agreements and integrations with the lenders of their merchants.

There were cases, however, where non-compliant card acquirers and sub-acquirers opted for the centralized solution but still did not settle to the right bank account; there were other cases where players opted to have bilateral agreements, but in practice put several obstacles that hindered the implementation of such agreements. The end result was that some card acquirers and sub-acquirers did not settle to the appropriate bank account, effectively "bypassing" guarantees and the credit locks associated with existing loan contracts.

These issues became more acute during the pandemic, in which lockdowns and other social distancing measures hit merchants hard all over the country, leading to substantial reduction in their sales. As a result, some card acquirers and sub-acquirers who did not respect the credit locks enabled merchants to shift their card transactions to new acquiring services and by-pass the collateral guarantees they had with other players. The demand from merchants affected by lockdowns to by-pass the “lock” of receivables met the supply of temporary alternatives by opportunistic acquirers and sub-acquirers in the market.

b.	The second limitation was that, although the original setup of the system was simple, it did restrict a merchant’s capacity to use all of its receivables as collateral. Although the regulation limited the amount a financial institution could retain of the merchant’s cash flow to the size of the credit outstanding balance, the merchant could not use the “excess” current and future cash flow as collateral for a second loan because the systems in place allowed only one lock for all receivables without opening space for a second or third loan with a "waterfall" of cash flow to different lenders. So all cash flows had to be settled at the agreed bank account, regardless of the size of the loan. This could negatively impact merchants, who were not able to fully use all of their cash flows as collateral for more credit.

c.	The third limitation was that the Transitory Rule only allowed payments received by credit cards to be used as collateral, not payments received by debit cards.

2. The New Framework Set in Place on June 7, 2021

The new rules substantially changed the way guarantees are set and all the players operate.

First, all players were forced to integrate to one of the registries, which should impose full transparency on receivables being used as collateral for loans.

Second, the regulation created an additional financial asset called "Receivables Unit" (“UR” in Portuguese) that is defined by the amount due to a merchant, on a given day, for transactions related to a specific card network processed by a given acquirer (for example Stone).

Third, these Receivables Units must be registered in one of the three authorized registries1 and any financial institution seeking to extend credit with a Receivables Unit as collateral must take the following actions:

●	Verify if the asset has not been given as guarantee to another creditor or is unencumbered by consulting with the registries;

●	Verify the priority of contracts that affects the Receivables Units from a merchant – who might have already given the respective Receivable Units as collateral to other financial institution in previous loan agreements or sold them to a third party;

●	Register the contract setting the assets as part of the collateral for the loan granted. Once the asset (or a fraction of it) has been “marked” as being given as a guarantee for a loan (or for more loans), settlement of the transactions that underlie the asset are made to the bank account defined in the contract, according to the priority of contracts registered in the original registry of the asset.

This new set of rules and the definition of this additional financial asset clearly allow for the merchant to use its current and future cash flows more flexibly, allowing for, among other things, several credit operations backed by such flows. We believe this is good for the merchant and for competition.

3. Operational Challenges with the New Framework

Despite the New Regulatory Framework being more efficient for merchants and for the market overall, its setup and systems require a more complex arrangement, in which the collateral is significantly more granular, there are three acting registries and all collateral obligations are registered. Therefore, migration to this new setup resulted in several operational challenges, which we have been evaluating since June 7, 2021 and became clear to us by the beginning of July. Those challenges include the following:

●	Credit agreements set before June 7, 2021 (during the Transitory Rules) had to be migrated to the systems of the three authorized registries. This migration was incomplete and in fact the reconciliation process is still taking place. Due to operational problems in the migration, settlement priorities are still not consistently outlined, generating collateral leakage;

●	Since different acquirers are plugged to different registries, in order for the guarantee to be visible and solid – when a lender chooses all receivables from a specific card brand as collateral regardless of the player that will process the transactions – the registries must interoperate, ensuring that the financial assets originated by all acquirers are included in the guarantee. Interoperability was not working in the first few weeks of the new rules and, although some progress has

1 TAG, which is owned by StoneCo, is a third player that started to operate after June 7, 2021.

been made in July and August in identifying the problems, it is still not fully working properly;

●	The initial technical implementation of the registries did not make it possible for a lender to register a guarantee on the future receivables associated with a potential new commercial relationship that merchants may have with acquirers or sub-acquirers. This effectively creates a loophole in the collateralization process, whereby simply changing to a different acquirer with no previous relationship, a merchant can default on a loan and the financial institution will lack access to the guarantee. These operational problems are already being addressed by the registries, but they still exist.

We believe the complexity of the migration process has also allowed for opportunistic behavior by some players, who have not been (1) settling payments according to the priorities of the system, (2) respecting the seniority of creditors and (3) registering the transactions of merchants appropriately.

What We See Ahead and Stone’s Role in Supporting Changes in the Industry

1)	The Central Bank is aware and diligently acting on the technical issues as well as potential misconduct by some players. Although we expect the non-compliance issues will be resolved, the operational and technical issues that are hindering new fully collateralized loans may take more time and it is hard to predict when they will be fixed.

2)	When the registry system is working properly, we believe it will be very positive for the market and for Stone, as it will bring more flexibility to merchants, more transparency and data to market participants and open a new addressable market for us to offer fully collateralized credit to merchants that still do not work with Stone. We have seen over the last couple of weeks that when non-compliant players, such as restaurant platforms, started to partially respect the settlement rules, our credit collections on those clients in fact improved.

3)	We will continue to follow the registry situation closely to help the industry overcome its current challenges. We are also collecting and reporting evidence of non-compliance by other players and taking adequate regulatory and potentially legal actions. The first pillar of our mission is to help the development of the financial services industry in Brazil and to foster more open and fair competition in the country.

4. Implications for Stone's credit business

We began to build our credit solutions over the last two years and, in this initial stage, we focused on collateralized credit, backed by card receivables, versus taking on higher risk loans. However, given the problems the market has faced with the accurate registration of receivables (as described in the prior sections), we are seeing higher delinquencies than what we expected and observed in prior periods, especially due to more difficult collections and considerably worse recoveries from non-performing clients. Although we recognize that our underwriting capabilities and collection process still have to evolve given the early stage of our credit solution, we believe that the following factors have played an important role in the lower than expected performance:

(i) the sequential lockdowns amid COVID-19 pandemic in Brazil;

(ii)	the ineffectiveness of the card collateral system, with some acquirers and sub-acquirers not settling our clients’ transactions correctly in the appropriate bank accounts that were designated;

(iii)	the inappropriate behavior of some merchants, who took advantage of the flaws in the system to by-pass the “lock” on their receivables, and of some acquirers and sub-acquirers, who used this as a short term opportunity to inflate their volumes.

Given these problems and uncertainty in the registry system, we felt that it was important to take a cautious approach and implement some prudent actions. So we decided to:

(i) Temporarily stop2 disbursing credit at beginning of June;

(ii)	Adjust down our estimates on the potential recovery rate from our non-performing clients given that we are currently not able to identify the priority of our contracts that should be in place; and

(iii)	Update our best estimate on the provisioning (through the fair value methodology) of credit in our second quarter results.

Also, we have decided to change the accounting method of our credit portfolio for the new contracts originated from the third quarter of 2021 onwards to provide better transparency by moving from a fair value method to an accrual basis. Per IFRS 9 rules, this change will only affect new credit operations, so our legacy portfolio (through June 30, 2021) will continue to be accounted for using the fair value method.

We remain committed to building our credit solutions over the long-term and still see a very attractive opportunity ahead. We will continue to refine our products and capabilities, improve our collection processes and credit communications with clients, optimize rates and availability of credit, better connect our product experience with our hub strategy, and enhance usage of data.

2 In July, when the registry systems were supposed to be working better, we tested the system with disbursements of R$0.8 million and reported the issues found to the registries.

We intend to resume scaling our credit solutions once we see the new registry system is working properly, which could take anywhere from 3 to 6 months, or we see other risk-appropriate credit opportunities to pursue. In addition, we should be able to add guarantees from debit card transactions to expand the size of the market and we envision PIX transactions being incorporated to the regulation in the near future. We are looking forward to resuming disbursements to our clients, as credit is important for Brazilian merchants to support their operations, and we will continue to offer this as part of our overall mission to help our small and medium business clients run their operations and grow more effectively.

We hope this teach-in was useful for you to better understand the changes in the payments industry in Brazil and how those changes relate to our business. We are happy to provide you more details during our second quarter earnings call on August 30, 2021.

FORWARD LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, lower results in our credit business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co